April 30, 2024	File #:	97353.1
	Direct:	604 647 4124
	Email:	klalani@boughtonlaw.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:Aliya Ishmukhamedova

Jan Woo

Amanda Kim

Stephen Krikorian

Dear Sirs and Mesdames:

Re: ZenaTech, Inc. – Form F-1 – SEC Comment Letter Dated April 29, 2024

We are legal counsel in Canada for ZenaTech, Inc. (“the Company”). On behalf of the Company, we are writing to respond to the comments raised in the letter (the “Third Comment Letter”) to the Company dated April 29, 2024 from the United States Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement on Form F-1 (Amendment No. 2) (the “Registration Statement”) filed by the Company with the SEC on April 10, 2024 in connection with a proposed listing of its common stock on The Nasdaq Capital Market. The responses below are from the Company and correspond to the captions and numbers set forth in the Third Comment Letter (which are reproduced below in bold). Capitalized terms used in this response letter but not otherwise defined have the meanings assigned to them in the First Comment Letter.

Amendment No. 2 to Form F-1 Filed April 10, 2024

Cover page

1.In response to prior comment 5, you stated that Maxim Group LLC, Roth Capital Partners LLC, and Ladenburg Thalmann & Co. Inc. will act as active market makers in this offering. Please amend your cover page and plan of distribution to disclose the above mentioned companies.

Response: The Company respectfully submits that other companies pursuing direct listings or initial public offerings have not been required to disclose any market makers in their public filings. For example, in the Form S-1/A filed by Fibrobiologics, Inc. in January 2024, the Form S-1/A filed by Massimo Group in March 2024, the Form F-1/A filed by Zhibao Technology Inc. in March 2024, the Form S-1/A filed by ZipRecruiter in April 2021, the Form F-1/A filed by Modern Mining Technology Corp. in February 2024 and in other filings, no market makers were disclosed.

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Accordingly, the Company has not disclosed the names of its market makers and respectfully submits that requiring it do so would be highly unfair.

Related Party Transactions, Page 82

2.We note the deletion of your prior disclosure that your agreements with GG Mars Capital, Inc. and Star Financial Corporation were not negotiated at arm's length, and that the terms of the Agreements may not be as favorable to you as if it had been negotiated at arm’s length with an unaffiliated third party. Please explain why this disclosure was removed.

Response: We are informed the Company inadvertently deleted the disclosure and has added it back to the Registration Statement.

Index to Financial Statements, page 118

3.Please reference your content to the proper page numbers.

Response: The Company has amended the index to the financial statements as requested.

Statements of Cash Flows, page 125

4.Your response to prior comment 6 indicates that the classification from financing activities to investing activities of “Advance to affiliate for future services” meets the definition in Paragraph 16(c) of IAS 7. However, your discussion of the advance on page 143 does not indicate that this line item is comprised of “Cash payments to acquire equity or debt instruments of other entities and interests in joint ventures (other than payments for those instruments considered to be cash equivalents or those held for dealing or trading purposes)”. Please revise your disclosure or advise.

Response: We are informed the Company has revised the Statement of Cash Flows and moved the advance to affiliate for futures services under operating activities.

5.We have reviewed your response to prior comment 6 and are reissuing the comment in part. Please tell us why the “Advance to affiliate for future services” does not qualify as an operating activity since they appear to represent prepayment for future services as discussed on page 143. Clarify whether these future services represent transactions that will enter into the determination of profit or loss. Refer to Paragraph 14(c) of IAS 7. In addition, please reconcile the beginning balance to the ending balance for the "Advance to affiliate for future services" account, showing advances less any services charged to this account for the year ending December 31, 2023. Reconcile the services charged amount noted in that reconciliation to the expenses reported on the Consolidated Income Statements of Comprehensive Loss. In this regard, we note your disclosure on page 143 that the "current amount [i.e., $2,500,000] is expected to be provided in services by Epazz within a twelve (12) month period based on the current projected needs of the Company".

Response: We are informed the Company has revised the Statement of Cash flows and moved the advance to affiliate for future services under operating activities. In addition, the Company has revised

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disclosures to include the reconciliation of the beginning balance to the ending balance “Advance to affiliate for the year ending December 31, 2023. Reconcile the services charged amount noting the reconciliation to the expenses reported on the Consolidated Income Statement of Comprehensive Loss.

6.Your response to prior comment 6 states that the Company made the first change in classification of “Advance to affiliate for future services” because the original presentation did not fairly represent cash generated internally and the item more accurately reflects investing activities and not cash used for operating activities. However, your disclosure on page 146 of Amendment No. 1 to the Registration Statement on Form F-1 indicated the first change in classification, which took place on the 2021 statement of cash flows, moved the advances from financing activities to operating activities. As such, we are reissuing the comment in part. Please provide us with the reasons given to you to make a) the first change in classification occurring in 2021 that moved amounts from financing activities to operating activities and b) the second change in classification occurring in 2023 that moved amounts from operating activities back to financing activities.

Response: We are informed the Company made the original change in connection with the filing with the Ontario Securities Commission (now withdrawn) and subsequently reverted to the original classification.

7.Please provide the description of the line item with the amount of ($191,768) CAD.

Response: We are informed the Company has amended the Statement of Cash Flows to add the description “Short-Term Advance to Affiliate for Future Services”.

Item 8. Revenue Recognition, page 132

8.We have reviewed your response to prior comment 9. You have revised your disclosure to state your services offer software-as-a-service that provides access to the software and such revenue is recognized over time. The revised disclosure also states that your services offer an option where the customer pays for the software and takes possession of it, while the Company just offers software maintenance. Please revise your disclosure to include how you recognize revenue for when the customer pays for the software and takes possession of it. In this regard, state whether revenue is recognized at a point in time or over time. Refer to Paragraph 32 of IFRS 15.

Response: We are informed the Company has revised this disclosure to state that software that the customer takes possession of is recognized as when the software is delivered.

Item 8. Exhibits and Financial Statement Schedules, page 150

9.Your response to prior comment 10 states you were informed the consent referenced the second amendment to the Registration Statement, but the consent only references the “Prospectus”. In your next amendment, please have your independent registered public accounting firm update the consent in Exhibits 23.1 to explicitly reference the most recent amendment number (e.g., “Amendment No. 3 to the Draft Registration Statement on

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Form F-1”).

Response: We are informed that the Company’s auditors have updated the consent in Exhibit 23.1 as requested.

In addition to the above, the Company has made certain corrections to bring forward the disclosure in the Registration Statement.

We trust the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (604) 512-7910 or via email at klalani@boughtonlaw.com with any questions or comments regarding this correspondence.

Yours truly,

Boughton Law Corporation

/s/ Karim Lalani

Karim Lalani

Counsel

cc: Shaun Passley PhD.

ZenaTech, Inc.

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